ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 July to 1 August 2016

1 August 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 July 2016 consisted of 3,924,038,086 ordinary shares, of which, 174,820,773 were held as treasury shares; leaving a balance of 3,749,217,313 shares with voting rights.

The figure of 3,749,217,313 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

Monday 25 July 2016

National Grid plc (‘the Company’)

AGM poll results

Today, 25 July 2016, the Company held its 2016 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Votes Withheld**

1	To receive the Annual Report and Accounts	2,422,645,408	99.86	3,444,216	0.14	10,560,470

2	To declare a final dividend	2,429,900,585	99.92	1,956,965	0.08	4,790,373

3	To re-elect Sir Peter Gershon	2,395,447,853	98.59	34,324,406	1.41	6,877,835

4	To re-elect John Pettigrew	2,406,216,063	98.94	25,768,012	1.06	4,665,405

5	To re-elect Andrew Bonfield	2,334,189,279	95.98	97,708,908	4.02	4,748,660

6	To re-elect Dean Seavers	2,380,939,794	97.91	50,789,837	2.09	4,919,666

7	To elect Nicola Shaw	2,382,075,899	97.97	49,447,882	2.03	5,125,516

8	To re-elect Nora Mead Brownell	2,388,038,388	98.20	43,666,936	1.80	4,941,859

9	To re-elect Jonathan Dawson	2,385,185,390	98.11	45,975,700	1.89	5,486,093

10	To re-elect Therese Esperdy	2,410,694,249	99.15	20,550,648	0.85	5,402,286

11	To re-elect Paul Golby	2,362,327,178	97.68	56,009,891	2.32	18,310,114

12	To re-elect Ruth Kelly	2,410,779,085	99.14	20,918,180	0.86	4,870,663

13	To re-elect Mark Williamson	2,376,851,107	97.76	54,410,700	2.24	5,385,376

14	To reappoint the auditors PricewaterhouseCoopers LLP	2,382,943,990	98.06	47,224,592	1.94	6,478,601

15	To authorise the Directors to set the auditors’ remuneration	2,387,289,103	98.28	41,702,378	1.72	7,660,562

16	To approve the Directors’ Remuneration Report excluding the excerpts from the remuneration policy	2,305,471,537	97.10	68,788,657	2.90	62,391,397

17	To authorise the Company to make political donations	2,320,623,573	96.75	77,842,340	3.25	38,186,620

18	To authorise the Directors to allot ordinary shares	2,326,426,548	95.65	105,732,204	4.35	4,489,373

19*	To disapply pre-emption rights	2,155,413,801	89.53	252,086,438	10.47	29,144,560

20*	To authorise the Company to purchase its own ordinary shares	2,387,281,352	98.82	28,568,039	1.18	20,797,431

21*	To authorise the Directors to hold general meetings on 14 working days’ notice	2,087,824,063	86.48	326,280,330	13.52	22,527,635

• Special resolution
** A “Vote withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 19-21 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
http://investors.nationalgrid.com/shareholder-centre/agm/2016.aspx

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Long Term Performance Plan (‘LTPP’) on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Andrew Bonfield

2		Reason for the notification

a	)	Position/status	Finance Director

b	)	Initial notification/Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the TSR/EPS portion of the LTPP2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			NIL	142,567

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	Outside a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Shares sold in respect of statutory
deductions in respect of the TSR/EPS
portion of the LTPP 2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.959163GBP	67,478

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Alison Kay

2		Reason for the notification

a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification/Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the TSR/EPS portion of the LTPP2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			NIL	31,836

d	)	Aggregated information - Aggregated volume

- Price
e)	Date of the transaction	2016.07.18
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted
a)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

	Identification code	GB00B08SNH34

b)	Nature of the transaction	Shares sold in respect of statutory
deductions in respect of the TSR/EPS
portion of the LTPP 2013 award.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)

		10.959163GBP	15,068

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.07.18

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	George Mayhew

2		Reason for the notification

a	)	Position/status	Corporate Affairs Director

b	)	Initial notification/Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the TSR/EPS portion of the LTPP2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			NIL	30,034

d	)	Aggregated information - Aggregated volume

- Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	Outside a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Shares sold in respect of statutory
deductions in respect of the TSR/EPS
portion of the LTPP 2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.959163GBP	14,215

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2		Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification/Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the TSR/EPS portion of the LTPP2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			NIL	46,371

d	)	Aggregated information - Aggregated volume

- Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	Outside a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Shares sold in respect of statutory
deductions in respect of the TSR/EPS
portion of the LTPP 2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.959163GBP	21,949

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification

a	)	Position/status	Group HR Director

b	)	Initial notification/Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the TSR/EPS portion of the LTPP2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			NIL	42,529

d	)	Aggregated information - Aggregated volume

- Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	Outside a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Shares sold in respect of statutory
deductions in respect of the TSR/EPS
portion of the LTPP 2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.959163GBP	20,384

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Stephanie Hazell

2		Reason for the notification

a	)	Position/status	Corporate Strategy & Business Development Director

b	)	Initial notification/Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the TSR/EPS portion of the LTPP2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			NIL	34,239

d	)	Aggregated information - Aggregated volume

- Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	Outside a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Shares sold in respect of statutory
deductions in respect of the TSR/EPS
portion of the LTPP 2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.959163GBP	16,206

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Steve Holliday

2		Reason for the notification

a	)	Position/status	Executive Director

b	)	Initial notification/Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial	Ordinary shares of 1117/43 p each
instrument, type of instrument

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the TSR/EPS portion of the LTPP2013 award.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			NIL	225,264

d	)	Aggregated information - Aggregated volume

— Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	Outside a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Shares sold in respect of statutory deductions in respect of the TSR/EPS portion of the LTPP 2013 award.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			10.959163GBP	106,620

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	London Stock Exchange (XLON)

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Long Term Performance Plan (‘LTPP’) on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Andrew Bonfield

2		Reason for the notification

a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the ROE portion of the LTPP 2012 award.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Alison Kay

2		Reason for the notification

a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the ROE portion of the LTPP2012 award.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			NIL	3,110

d) Aggregated information
- Aggregated volume
- Price
e)	Date of the transaction	2016.07.18
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
	Identification code	GB00B08SNH34

b)	Nature of the transaction	Shares sold in respect of statutory deductions in respect of the ROE portion of the LTPP 2012 award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		10.959163GBP	1,473

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.07.18

f)	Place of the transaction	London Stock Exchange (XLON)

c) Price(s		) and volume(s)

			Price(s)	Volume(s)

			NIL	31,086

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.18

f	)	Place of the transaction	Outside a trading venue

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each
financial instrument, type of instrument
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Shares sold in respect of statutory
deductions in respect of the ROE portion
of the LTPP 2012 award.

c	)	Price(s) and volume(s)	Price(s)		Volume(s)

			10.959163GBP		14,714

d	)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.07.18

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	George Mayhew

2		Reason for the notification

a	)	Position/status	Corporate Affairs Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the ROE portion of the LTPP2012 award.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			NIL	5,173

d) Aggregated information
- Aggregated volume
- Price
e)	Date of the transaction	2016.07.18
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
	Identification code	GB00B08SNH34

b)	Nature of the transaction	Shares sold in respect of statutory deductions in respect of the ROE portion of the LTPP 2012 award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		10.959163GBP	2,449

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.07.18

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	John Pettigrew

2		Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the ROE portion of the LTPP2012 award.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			NIL	15,286

d) Aggregated information
- Aggregated volume
- Price
e)	Date of the transaction	2016.07.18
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
	Identification code	GB00B08SNH34

b)	Nature of the transaction	Shares sold in respect of statutory deductions in respect of the ROE portion of the LTPP 2012 award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		10.959163GBP	7,234

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.07.18

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Mike Westcott

2		Reason for the notification

a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the ROE portion of the LTPP2012 award.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			NIL	9,273

d) Aggregated information
- Aggregated volume
- Price
e)	Date of the transaction	2016.07.18
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
	Identification code	GB00B08SNH34

b)	Nature of the transaction	Shares sold in respect of statutory deductions in respect of the ROE portion of the LTPP 2012 award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		10.959163GBP	4,389

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.07.18

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.21

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated

a	)	Name	Steve Holliday

2		Reason for the notification

a	)	Position/status	Executive Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Acquision of securities in respect of the ROE portion of the LTPP2012 award.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			NIL	49,119

d) Aggregated information
- Aggregated volume
- Price
e)	Date of the transaction	2016.07.18
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
	Identification code	GB00B08SNH34

b)	Nature of the transaction	Shares sold in respect of statutory deductions in respect of the ROE portion of the LTPP 2012 award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		10.959163GBP	23,248

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.07.18

f)	Place of the transaction	London Stock Exchange (XLON)

20 July 2016

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from Competrol International Investments Limited that its total interest in National Grid voting ordinary shares is as shown below.

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:
ii	National Grid plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):	Extension of previously announced position. See Box 13 below. No threshold has been crossed.	X

3. Full name of person(s) subject to
the notification obligation:
iii	Competrol International Investments Limited

4. Full name of shareholder(s) (if different from 3.): iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	Existing position extended on 19 July 2016. See Box 13 below. No threshold was crossed.

6. Date on which issuer notified:	20 July 2016

7. Threshold(s) that is/are crossed or reached: vi, vii

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of
shares	Situation previous
if possible using	to the triggering
the ISIN CODE	transaction				Resulting situation after the triggering transaction

	Number of	Number of Voting	Number	Number of voting
	Shares	Rights	of shares	rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx

Total Return Equity Swaps	-	20 July 2017	-	137,164,285	Nominal	Delta

					-	3.66

Total (A+B+C)
Number of voting rights	Percentage of voting rights
137,164,285	3.66

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	This notification is merely as a result of the extension of an existing position to 20 July 2017.

14. Contact name:	Struan Oliver, Sidley Austin LLP

15. Contact telephone number:	020 7360 2063

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Assistant Company Secretary
0207 004 3209

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Alison Kay

2		Reason for the notification
a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Sale of beneficial shares.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			11.17 GBP	2,500

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.07.11

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.14

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES

Details of the person discharging managerial responsibilities /
1		person closely associated
a	)	Name	Nicola Shaw

2		Reason for the notification
a	)	Position/status	Executive Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Award of Ordinary shares under the National Grid Long Term Performance Plan subject to performance conditions shares will vest on 1 July 2019.

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			11.0507 GBP	122,164

d	)	Aggregated information — Aggregated volume — Price
e	)	Date of the transaction	2016.07.12

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.14

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.12

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification

a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			11.08585 GBP	11

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.12

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
	a) Name	Alison Kay

2 Reason for the notification

	a) Position/status	Group HR Director

b) Initial notification /Amendment Initial notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

	a) Name	National Grid plc

b) LEI		8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 1117/43 p each instrument, type of instrument

Identification code GB00B08SNH34

b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

	c) Price(s) and volume(s)	Price(s)	Volume(s)

		11.08585GBP	11

d)	Aggregated information
- Aggregated volume
- Price

e)	Date of the transaction	2016.07.07

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.12

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Stephanie Hazell

2	Reason for the notification

a	)	Position/status	Corporate Strategy & Business Development Director

b	)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each

Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

11.08585GBP	14

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.12

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Steve Holliday

2	Reason for the notification

a	)	Position/status	Executive Director

b	)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each

Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

11.08585GBP	13

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.12

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2	Reason for the notification

a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each

Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

11.08585GBP	13

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.12

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2	Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each

Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

11.08585GBP	13

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.07.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.07.12

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification
a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 1117/43 p each
		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Sale of beneficially held Ordinary shares

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			1121.50p	20,000

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	05.07.2016

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 7 July 2016